Exhibit 99.1

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Media release

Rio Tinto announces board changes

5 March 2014

Anne Lauvergeon and Simon Thompson will join the boards of Rio Tinto plc and Rio Tinto Limited as non-executive directors and both will become members of the Sustainability and Nominations Committees.

Anne Lauvergeon’s appointment will take effect from 15 March 2014. She has over 30 years’ experience across a number of fields. She started her career in the steel industry and then worked in a variety of roles at leading industrial companies before serving as chief executive officer of AREVA Group, the French nuclear power company, from 1999 to 2011. Anne also spent a number of years as adviser on international economic affairs at the French Presidency and as deputy chief of staff.

Simon Thompson’s appointment will take effect from 1 April 2014. He holds a degree in geology and brings a wealth of international investment banking and mining experience. Simon held investment banking positions before he joined the Anglo American group in 1995 where he had a number of senior roles, including that of executive director, a position from which he retired in 2007.

The boards also announce the retirement of Vivienne Cox as a non-executive director at the conclusion of the Rio Tinto plc annual general meeting on 15 April 2014.

Rio Tinto chairman Jan du Plessis said “I am delighted to welcome Anne Lauvergeon and Simon Thompson to the Rio Tinto boards. They boast impressive track records as executives across multiple industries, in addition to which both bring a wealth of experience as non-executive directors of a number of leading international businesses.

“I am very grateful to Vivienne for all her support to Rio Tinto over the past nine years and wish her well for the future.

“In addition to the appointments announced today, we are making good progress in identifying another Australian to join the boards as a non-executive and a further announcement in this regard will be made in due course.”

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Notes to editors:

Biographical notes

Anne Lauvergeon is currently a non-executive director of American Express Company, non-executive director of EADS N.V., non-executive director of Vodafone plc, non-executive director of Total SA and is also chairman and chief executive officer of French advisory company, A.L.P. SAS. Anne has advised that she will not put herself forward for re-election as non-executive director of Vodafone plc at their annual general meeting in July 2014.

She was a non-executive director of GDF SUEZ from 2001 to 2012, vice-chair of Safran SA from 2001 to 2009 and from 2001 to 2011 she served as chief executive officer of AREVA Group.

Anne is a mining engineer, has a Degree in Physics from the École Nationale Superieure des Mines de Paris, France and a PhD in Physics from the École Normale Supérieure de Paris, France.

Simon Thompson has been chairman of Tullow Oil plc since 2012, non-executive director of AMEC plc since 2009 and a non-executive director of Sandvik AB since 2008. He has also served as a non-executive director of Newmont Mining Corporation since 2008, but will be retiring from that board during April 2014. He was an independent director of United Company Rusal from 2007 to 2009, and non-executive director of AngloGold Ashanti Limited from 2004 to 2008.

Simon has a MA in Geology from University College, Oxford.

There is no further information which is required to be disclosed under paragraph 9.6.13 of the United Kingdom Listing Rules.

For the purposes of section 430(2B) of the Companies Act 2006, Vivienne Cox will receive her pro-rata entitlement to non-executive director fees for the month of April 2014.
No payments for loss of office will be made to her.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, EMEA / Americas		Investor Relations, London

Illtud Harri		Mark Shannon
Office: +44 (0) 20 7781 1152		Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600		Mobile: +44 (0) 7917 576 597

David Outhwaite		David Ovington
Office: +44 (0) 20 7781 1623		Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7787 597 493		Mobile: +44 (0) 7920 010 978

Grant Donald
Office: +44 (0) 20 7781 1262
Mobile: +44 (0) 7920 587 805

Media Relations, Australia / Asia		Investor Relations, Australia / Asia

David Luff		Christopher Maitland
Office: +61 (0) 3 9283 3620		Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 850 205		Mobile: +61 (0) 459 800 131

Bruce Tobin		Rachel Storrs
Office: +61 (0) 3 9283 3612		Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 103 454		Mobile: +61 (0) 417 401 018

Galina Rogova
Office: +852 2839 9208
Mobile: +852 6978 3011

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